

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2024

Stanley Bergman
Chairman and Chief Executive Officer
Henry Schein, Inc.
135 Duryea Road
Melville, NY 11747

      Re: Henry Schein, Inc.
          Definitive Proxy Statement on Schedule 14A
          Filed April 10, 2024
          File No. 000-27078

Dear Stanley Bergman:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Disclosure Review Program